BENEFICIARY

Unless the retirement arrangement under which the contract is purchased provides otherwise, you may designate or change a beneficiary. Your request must be in writing. It will take effect only when we receive it at our Service Office. Then any previous beneficiary's interest will end as of the date of the request. It will end then even if the Annuitant is not living when we receive the request. We may, upon receiving the request, require you to submit the contract for endorsement, but this action will not affect the effective date of the beneficiary designation. Unless otherwise stated, we will make payment to the beneficiary only if the Annuitant dies before the annuity date. Any beneficiary's interest is subject to the rights of any assignee of whom we know.

When a beneficiary is designated, any relationship shown is to the Annuitant, unless otherwise stated. To show priority, we may use numbered classes, so that the class with first priority is called class 1, the class with next priority is called class 2, and so on. When we use numbered classes, these statements apply to beneficiaries unless the form states otherwise:

1. One who survives the Annuitant will have the right to be paid only if no one in a prior class survives the Annuitant.

2. One who has the right to be paid will be the only one paid if no one else in the same class survives the Annuitant.

3. Two or more in the same class who have the right to be paid will be paid in equal shares.

4. If none survives the Annuitant, we will pay in one sum to the Annuitant's estate.

Example: Suppose the class 1 beneficiary is Jane and the class 2 beneficiaries are Paul and John. If the Annuitant dies before the annuity date, we owe Jane the proceeds if she is living at the Annuitant's death. We owe Paul and John the proceeds if they are living then but Jane is not. But if only one of them is living, we owe him the proceeds. If none of them is living, we owe the Annuitant's estate.

Before we make a payment, we have the right to decide what proof we need of the identity, age or any other facts about any persons designated as beneficiaries. If beneficiaries are not designated by name and we make payment(s) based on that proof, we will not have to make the payment(s) again.

VARIABLE ACCUMULATION PROVISIONS

Purchase Payments.--Purchase payments made through payroll deductions or similar arrangements with an employer must be at a rate of at least $300 during any 12-month period. Any other purchase payment must be at least $50.

The initial purchase payment will be allocated to the subaccounts in accord with your instructions. If, after you have made at least one purchase, we receive a purchase payment without instructions, we will allocate it in the same proportions as the most recent purchase payment you made.

Example 1: On the Contract Date you make a $1500 purchase and allocate $500 to each of Subaccounts A, B and C. Later in the year you send us a $900 purchase payment, but you don't tell us how it is to be applied. Based on the most recent purchase, the one made on the Contract Date, we would make a $300 Purchase for each of Subaccounts A, B and C.

Crediting of Subaccount Units.--This contract will be credited with the number of Subaccount Units which results from dividing (1) the amount of any purchase payment allocated to a subaccount by (2) that subaccount's Unit Value for the Business Day the purchase is made. The first purchase payment will be credited on the first Business Day which is the later of: (a) the Contract Date, (b) the date the purchase payment is received at the Service Office, or (c) the date we approve the request for the contract, or on a later date if you request and we agree. For any purchase payment after the first, the shares will be credited on the first Business Day not earlier than the day we receive it at our Service Office or on a later day if you request and we agree.

Subaccount Unit Value.--The Unit Value for a subaccount for any Business Day is found by multiplying that subaccount's Net Investment Factor for that day by its Unit Value for the last preceding Business Day. A subaccount's Net Investment Factor for any Business Day equals (1) 1.00 plus the rate of net investment income earned, after provision for taxes, for the period from the end of the last preceding Business Day to the end of the current Business Day; plus (2) the rate of asset value changes in the subaccount during the same period, minus (3) the rates of the Mortality Risk Charge and the Expense Risk Charge (which we describe on Page 5)

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